StreetPrint
PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 225 • Email: laura.williams@streetprint.com

02034716

02 JUN -7 AM 11:

SUPPL

May 15, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated May 15, 2002.

Yours very truly,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dlw 6/18

StreetPrint PAVEMENT TEXTURING

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

Financial Results for
the Three Months Ending March 31, 2002

Surrey, Canada, May 15, 2002 – Integrated Paving Concepts Inc. (Symbol – IPA) releases today, unaudited summary operating results for the 3 months ending March 31, 2002.

For the three months ending March 31, 2002, revenue increased by 22% to $1,316,000 from $1,081,000. The increase in the North American market is attributed primarily to StreetHeat SR-60 Pavement Reheater equipment sales, as well as an overall sales increase in other tooling and StreetBond coatings. Start-up kit sales declined from the prior year. International sales remained steady, down 4% from the prior year in the first quarter.

The Company's net loss decreased significantly to $379,000 from $693,000 for the first three moths of the year. In addition to the revenue increase, the Company's operating expenses decreased by $199,000, primarily as a result of decreases in payroll and legal costs.

At March 31, 2002 the Company had a positive cash position of $2.0 million and positive working capital of approximately $3.4 million

Summary Financial Information		Three Months Ending March 31, 2002	Three Months Ending March 31, 2001
Revenue	$	1,315,670	1,080,887
Loss before depreciation and interest		(569,359)	(1,022,084)
Depreciation and amortization		66,599	140,229
Interest income		(4,341)	(6,870)
Loss before income taxes		(631,617)	(1,155,443)
Income tax recovery		(252,500)	(462,226)
Net loss	$	(379,117)	(693,217)
Loss per share – basic and diluted	$	(.06)	(.10)

Annual General Meeting
The Annual General Meeting of Integrated Paving Concepts Inc. will be held in the Company's offices in Surrey, BC at 3:00 PM on Friday, June 21, 2002.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext. 227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary